Pricesmart, Inc.

9740 Scranton Road

San Diego, California 92121

September 7, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re: PriceSmart, Inc.

Registration Statement on Form S-1

(Registration No. 333-120953)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended, PriceSmart, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-120953), filed on August 1, 2005, together with all exhibits thereto (the “Registration Statement”).

The Registrant requests such withdrawal because the Registration Statement was filed under an incorrect file number. The Registrant intended that the Registration Statement amend its previously filed Registration Statement on Form S-1 (File No. 333-123076) filed on March 2, 2005 (the “Original Registration Statement”). At the suggestion of the Staff, the Registrant will file a superseding amendment to the Original Registration Statement under the correct file number. As a result, the subject filing is no longer necessary. No shares of the Registrant’s common stock have been issued or sold under the Registration Statement.

If you have any questions or comments or require further information or documentation, please do not hesitate to call Robert E. Burwell at (858) 523-5408.

Sincerely,

PRICESMART, INC.

By:	/S/ JOHN M. HEFFNER
Name:	John M. Heffner
Title:	Chief Financial Officer